                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)

Date: June 10, 2003
                                       By  /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. An announcement released by the Company to the press in Japan dated June 9, 2003, concerning its partial amendments to consolidated business results for fiscal 2003, ended March 31, 2003.

                                                           FOR IMMEDIATE RELEASE
                                                           JUNE 9, 2003

                     PIONEER ANNOUNCES PARTIAL AMENDMENTS TO
                  CONSOLIDATED BUSINESS RESULTS FOR FISCAL 2003

TOKYO -- Pioneer Corporation today announced as follows, partial amendments to its consolidated business results for fiscal 2003, ended March 31, 2003, which were announced on April 25, 2003.


I. REASON FOR AMENDMENTS

On April 25, 2003, the Company announced the annual business results with the consent thereto as of April 24, 2003 of Tohmatsu & Co., independent auditor of the Company. The Company, however, hereby amends certain amounts or description in its consolidated financial statements and related information, as a results of the adoption by the Company of more rigid interpretation of the U.S. GAAP which led to subsequent changes in the classification of "losses on sale and disposal of fixed assets" appearing on the consolidated statements of income, as well as the classification of "loss on sales of treasury stock" appearing on the consolidated balance sheets and consolidated statements of shareholders' equity.

Please note that, these amendments do not affect the amount of income before income taxes or net income of the Company on a consolidated basis; nor non-consolidated business results of the Company.


II. POINTS OF AMENDMENTS

(1) CONSOLIDATED STATEMENTS OF INCOME

                                                         (In millions of yen)
                                                         Year ended March 31
                                                       -----------------------
                                                         2003            2002
                                                       -------         -------
Operating revenue:

  Net sales ....................................       699,684         644,537
  Royalty revenue ..............................        12,584          17,588
                                                       -------         -------
                                                       712,268         662,125
                                                       -------         -------
Operating costs and expenses:
  Cost of sales ................................       498,492         465,336
  Selling, general and administrative ..........       182,424*        178,848*
                                                       -------         -------
                                                       680,916*        644,184*
                                                       -------         -------
Operating income ...............................        31,352*         17,941*
Other income (expenses):
 Interest income ...............................         2,192           3,039
 Foreign exchange gain (loss) ..................        (2,042)            297
 Interest expense ..............................        (2,887)         (3,445)
 Others, net ...................................            15*         (2,489)*
                                                       -------         -------
                                                        (2,722)*        (2,598)*
                                                       -------         -------
Income before income taxes .....................        28,630          15,343
Income taxes ...................................         9,447           6,722
Minority interest in income of subsidiaries ....            21            (504)
Equity in losses of affiliated companies .......        (3,126)            (70)
                                                       -------         -------
Net income .....................................        16,078           8,047
                                                       =======         =======

* Amended figures.

Pioneer Corporation and Subsidiaries
------------------------------------

(2) CONSOLIDATED BALANCE SHEETS

                                                                               (In millions of yen)
                                                                     March 31
                                                               ---------------------     Increase/
                                                                 2003         2002       (Decrease)
                                                               -------       -------     ----------
ASSETS
------
Current assets:
  Cash and cash equivalents ..............................     142,480       127,113       15,367
  Available-for-sale securities ..........................           -         3,455       (3,455)
  Trade receivables, less allowance ......................     113,868       125,563      (11,695)
  Inventories ............................................      93,620        96,910       (3,290)
  Others .................................................      66,014        58,779        7,235
                                                               -------       -------      -------
     Total current assets ................................     415,982       411,820        4,162
Investments and long-term receivables ....................      25,871        33,004       (7,133)
Property, plant and equipment, less depreciation .........     145,699       150,760       (5,061)
Intangible assets ........................................      15,619        15,561           58
Other assets .............................................      43,858        33,984        9,874
                                                               -------       -------      -------
                                                               647,029       645,129        1,900
                                                               =======       =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Short-term borrowings and current portion
   of long-term debt .....................................      30,867        48,418      (17,551)
  Trade payables .........................................      67,173        57,231        9,942
  Others .................................................     108,490        88,661       19,829
                                                               -------       -------      -------
     Total current liabilities ...........................     206,530       194,310       12,220
Long-term debt ...........................................      32,196        35,677       (3,481)
Other long-term liabilities ..............................      71,631        48,895       22,736
Minority interests .......................................      18,279        19,244         (965)
Shareholders' equity:
  Common stock ...........................................      49,049        49,049            -
  Capital surplus ........................................      82,159*       82,010          149*
  Retained earnings ......................................     253,266*      240,692       12,574*
  Accumulated other comprehensive income (loss) ..........     (55,629)      (24,736)     (30,893)
  Treasury stock .........................................     (10,452)          (12)     (10,440)
                                                               -------       -------      -------
     Total shareholders' equity ..........................     318,393       347,003      (28,610)
                                                               -------       -------      -------
                                                               647,029       645,129        1,900
                                                               =======       =======      =======

Breakdown of accumulated other comprehensive income (loss)
  Minimum pension liability adjustments ..................     (32,675)      (20,487)     (12,188)
  Net unrealized holding gain on securities ..............       3,348         4,583       (1,235)
  Cumulative foreign currency translation adjustments ....     (26,302)       (8,832)     (17,470)
                                                               -------       -------      -------
     Total accumulated other comprehensive income (loss)..     (55,629)      (24,736)     (30,893)
                                                               =======       =======      =======

* Amended figures.

                                            Pioneer Corporation and Subsidiaries
                                            ------------------------------------

(3) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                  (In millions of yen)
                                                                 Accumulated
                                                                       Other                     Total
                                Common   Capital    Retained   Comprehensive  Treasury   Shareholders'
                                 Stock   Surplus    Earnings   Income (Loss)     Stock          Equity
------------------------------------------------------------------------------------------------------
Balance at March 31, 2001       48,843    81,458     235,345        (28,651)         -       336,995
Net income                                             8,047                                   8,047
Other comprehensive
 income                                                               3,915                    3,915
Exercise of warrants               206       206                                                 412
Value ascribed to warrants
 and stock options                           346                                                 346
Cash dividends
 (15.00 yen per share)                                (2,700)                                 (2,700)
Purchase and sale
 of treasury stock, net                                                            (12)          (12)
-----------------------------------------------------------------------------------------------------
Balance at March 31, 2002       49,049    82,010     240,692        (24,736)       (12)      347,003
=====================================================================================================
Net income                                            16,078                                  16,078
Other comprehensive
 income (loss)                                                      (30,893)                 (30,893)
Value ascribed to stock
 options                                     149                                                 149
Cash dividends
 (17.50 yen per share)                                (3,092)                                 (3,092)
Purchase and sale
 of treasury stock, net                         *       (412)*                 (10,440)      (10,852)
-----------------------------------------------------------------------------------------------------
Balance at March 31, 2003       49,049    82,159*    253,266*       (55,629)   (10,452)      318,393
=====================================================================================================


(4) SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

< Business Segments >

                                                                                    (In millions of yen)
                                              Year ended March 31
                               ------------------------------------------------
                                      2003                      2002                  % to prior year
                               ----------------------    ----------------------    ---------------------
                               Operating    Operating    Operating    Operating    Operating   Operating
                                Revenue      Income       Revenue       Income      Revenue     Income
                               ---------    ---------    ---------    ---------    ---------   ---------
Home Electronics ............   230,320         384       216,354      (10,811)      106.5          -
Car Electronics .............   282,361      26,126       259,111       16,071       109.0      162.6
Patent Licensing ............    14,598      10,736        19,796       16,837        73.7       63.8
Others ......................   231,772       4,089       217,070          585       106.8      699.0
                                -------      ------       -------      -------       -----      -----
     Total ..................   759,051      41,335       712,331       22,682       106.6      182.2
Corporate and elimination ...   (46,783)     (9,983)*     (50,206)      (4,741)*         -          -
                                -------      ------       -------      -------       -----      -----
Consolidated total ..........   712,268      31,352*      662,125       17,941*      107.6      174.8*
                                =======      ======       =======      =======       =====      =====

* Amended figures.

Pioneer Corporation and Subsidiaries
------------------------------------

< Geographic Segments >

                                                                                            (In millions of yen)
                                                Year ended March 31
                                -----------------------------------------------------
                                          2003                          2002                 % to prior year
                                -----------------------       -----------------------     ----------------------
                                Operating     Operating       Operating     Operating     Operating    Operating
                                 Revenue        Income         Revenue        Income       Revenue      Income
                                ---------     ---------       ---------     ---------     ---------    ---------
  Japan ......................    570,500       16,392          519,732        5,713        109.8       286.9
  North America ..............    203,602       11,749          203,169       11,266        100.2       104.3
  Europe .....................    133,476         (462)         131,217         (122)       101.7       378.7
  Other ......................    253,505        7,415          240,093        6,323        105.6       117.3
                                ---------       ------        ---------       ------        -----       -----
       Total .................  1,161,083       35,094        1,094,211       23,180        106.1       151.4
**Corporate and elimination ..   (448,815)      (3,742)*       (432,086)      (5,239)*          -           -
                                ---------       ------        ---------       ------        -----       -----
  Consolidated total .........    712,268       31,352*         662,125       17,941*       107.6       174.8*
                                =========       ======        =========       ======        =====       =====

Notes:

     1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

     2. The consolidated financial statements include the accounts of the parent company and 142 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

     3. Effective this fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

   **4. Effective this fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which had been previously included in others, net, in other income (expense), into selling, general and administrative expenses. Previous figures for the corresponding period have been reclassified to conform to this presentation.

     5. Effective this fiscal 2003, the Company changed reportable segments into four categories -- "HOME ELECTRONICS," "CAR ELECTRONICS," "PATENT LICENSING" and "OTHERS." Previous figures for the corresponding period have been restated accordingly.

          Main products in each segment are as follows:
            HOME ELECTRONICS:
            Audio/Video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones, and others.
            CAR ELECTRONICS:
            Car audio products, car navigation systems, and others.
            PATENT LICENSING:
            Royalties on optical disc recording and playback, and others.
            OTHERS:
            Computer peripheral equipment, devices parts, factory automation systems, AV software, and others.


*  Amended figures.
** Amended description / added notes.

                                   # # # # # #

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-(0)3-3495-6774 / Fax: +81-(0)3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/